UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):  __

CONTENTS

On April 29, 2022, G Medical Innovations Holdings Ltd. (the “Company”) filed its annual report for the fiscal year ended December 31, 2021 on Form 20-F reporting less than the minimum $2.5 million shareholders’ equity requirement (the “Shareholders’ Equity Requirement”) of The Nasdaq Capital Market (“Nasdaq”).

The Company is hereby evidencing its current compliance with Nasdaq’s $2.5 million Shareholders’ Equity Requirement by filing this Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”), based on having completed the following transactions or events since December 31, 2021 that enabled the Company to satisfy the Shareholders’ Equity Requirement for continued listing:

January 2022 Private Placements

On January 30, 2022, the Company entered into a definitive securities purchase agreement with an institutional investor for the issuance, in a private placement, of an aggregate of 2,400,000 ordinary shares par value $0.09 per share (each, an “Ordinary Share”), or pre-funded warrants in lieu thereof and warrants (the “Ordinary Warrants”) to purchase up to an aggregate of 2,400,000 Ordinary Shares, at a purchase price of $5.00 per Ordinary Share (the “January Pre-Funded Warrant”) and associated warrant (the “January 2022 Offering”). The Ordinary Warrants have an exercise price of $5.00 per share and are immediately exercisable upon issuance for a term of five (5) years. The January Pre-Funded Warrants, and the associated Ordinary Warrant, were sold at a price of $5.00 each, including the January Pre-Funded Warrant exercise price of $0.0001 per Ordinary Share. The January Pre-Funded Warrants are exercisable at any time after the date of issuance upon payment of the exercise price.

As a result of the January 2022 Offering, on February 1, 2022, Lind Global Fund II LP (“Lind Global”) exercised its right of participation, and the Company entered into a definitive securities purchase agreement with Lind Global (the “Lind January SPA”) for the issuance, in a private placement, of an aggregate of 20,000 Ordinary Shares and Ordinary Warrants to purchase up to an aggregate of 20,000 Ordinary Shares, at a purchase price of $5.00 per such Ordinary Share and associated warrant (the “Lind January Offering”). The terms of the Lind January SPA were substantially similar to the terms of the securities purchase agreement underlying the January 2022 Offering, and the terms of the warrants issued pursuant to the Lind January SPA were substantially similar to the terms of the Ordinary Warrants issued pursuant to the securities purchase agreement underlying the January 2022 Offering. On April 18, 2022, an amendment was signed to reduce the purchase price per Ordinary Share of the Ordinary Warrants to $1.50 in the Lind January Offering.

The sale of securities pursuant to the January 2022 Offering and the Lind January Offering resulted in aggregate gross proceeds to the Company of approximately $12.1 million. The closing of the January 2022 Offering and the Lind January Offering occurred on February 2, 2022.

April 2022 Private Placements

On April 18, 2022, the Company entered into a definitive securities purchase agreement with an institutional investor for the issuance, in a private placement, of an aggregate of 5,000,000 Ordinary Shares and Ordinary Warrants to purchase up to an aggregate of 6,250,000 Ordinary Shares, at a purchase price of $1.50 per Ordinary Share (the “April Pre-Funded Warrant”) and associated warrant (the “April 2022 Offering”). The Ordinary Warrants have an exercise price of $1.50 per share and are immediately exercisable upon issuance with a term of five (5) years. The April Pre-Funded Warrants, and the associated Ordinary Warrant, were sold at a price of $1.50 each, including the April Pre-Funded Warrant exercise price of $0.0001 per Ordinary Share. The April Pre-Funded Warrants are exercisable at any time after the date of issuance upon payment of the exercise price.

As a result of the April 2022 Offering, on April 20, 2022, Lind Global exercised its right of participation, and the Company entered into a definitive securities purchase agreement with Lind Global (the “Lind April SPA”) for the issuance, in a private placement, of an aggregate of 333,334 Ordinary Shares and Ordinary Warrants to purchase up to an aggregate of 416,668 Ordinary Shares, at a purchase price of $1.50 per Ordinary Share and associated warrant (the “Lind April Offering”). The terms of the Lind April SPA were substantially similar to the terms of the securities purchase agreement underlying the April 2022 Offering, and the terms of the Ordinary Warrants issued pursuant to the Lind April SPA were substantially similar to the terms of the warrants issued to the securities purchase agreement underlying the April 2022 Offering.

The sale of securities pursuant to the April 2022 Offering and Lind April Offering resulted in aggregate gross proceeds to the Company of $8 million. The closing of the Offering occurred on April 20, 2022. The Company used $3,380,000 of the net proceeds from the April 2022 Offering as repayment in full of that certain senior convertible note with Lind Global dated December 15, 2021.

Based upon the specific transactions and events referenced above, as of the date of this Report of Foreign Private Issuer on Form 6-K, the Company believes it has regained compliance with the Shareholders’ Equity Requirement. As a result of the foregoing, we understand that that Nasdaq will continue to monitor the Company’s ongoing compliance with the Shareholders’ Equity Requirement and, if at the time of its next interim financial period report the Company does not evidence compliance, that the Company may be subject to delisting.

Special Note Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. For example, the Company is using forward looking statement in this Report of Foreign Private Issuer on Form 6-K when it discusses its compliance Nasdaq’s continued monitoring of the Company’s compliance with the Shareholders’ Equity Requirement. Because such actions deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of the Company could differ materially from those described in or implied by the statements in this announcement. The forward looking statements contained or implied in this announcement are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, the companies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovation Holdings Ltd.

Date: June 1, 2022	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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